As filed with the Securities and Exchange Commission on November 5, 2004
Registration No. 333-118528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NUMBER 1 TO FORM S-2

REGISTRATION STATEMENT
Under The Securities Act of 1933

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UQM Technologies, Inc.
(Exact name of registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-0579156 (I.R.S. Employer Identification No.)

7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Donald A. French, Treasurer
7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick Nimmo, Esq. Holme Roberts & Owen LLP 1700 Lincoln, Suite 4100 Denver, Colorado 80203 (303) 861-7000	Gregory J. Schmitt, Esq. Jenkens & Gilchrist, A Professional Corporation 1445 Ross Avenue, Suite 3200 Dallas, TX 75202 (214) 855-4500

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

 If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

 If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |_|

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X|  Registration No. 333-118528

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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This Post-Effective Amendment is filed only to add two exhibits, Nos. 1.1 and 4.2, to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not defined in Part II have the meanings ascribed to them in the prospectus contained in this Registration Statement.

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and AMEX filing fee, are estimated:

Securities and Exchange Commission registration fee	$ 1,170
AMEX filing fee	45,000
Legal fees and expenses	100,000
Accounting fees	15,000
Printing and engraving expenses	35,000
Miscellaneous	29,830

Total	$226,000

Item 15. Indemnification of Directors and Officers

Article VI of the Bylaws of the Company provides for the indemnification by the Company of each director, officer, employee or agent of the Company and its subsidiaries in connection with any claim, action, suit or proceeding brought or threatened by reason of his position with the Company or any of its subsidiaries, provided that the indemnified party acted in good faith and in a manner he believed to be in the Company's best interest. In addition, Article XI of the Company's Articles of Incorporation provides that to the fullest extent permitted by the Colorado Corporation Code, as the same exists or hereafter shall be amended, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.

Section 7-109-102 of the Colorado Business Corporation Act permits indemnification of a director of a Colorado corporation, in the case of a third party action, if the director (a) conducted himself in good faith, (b) reasonably believed that (i) in the case of conduct in his official capacity, his conduct was in the corporation's best interest, or (ii) in all other cases, his conduct was not opposed to the corporation's best interest, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. The section further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation.

The statute limits the indemnification that a corporation may provide to its directors in two key respects. A corporation may not indemnify a director in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit. The statute permits a corporation to indemnify and advance litigation expenses to officers, employees and agents who are not directors to a greater extent than directors if consistent with law and provided for by the articles of incorporation, the bylaws, a resolution of directors or shareholders, or a contract between the corporation and the officer, employee or agent.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1 Underwriting Agreement.

4.1 Form of Warrant Agreement. Reference is made to Exhibit 4.1 of the Company’s Registration Statement on Form S-3/A (File No. 333-75520), filed on March 20, 2002 which is incorporated herein by reference.

4.2 Form of Warrant issued pursuant to Exhibit 1.1.

5.1 Opinion of Holme Roberts & Owen LLP. Filed with the original Registration Statement on August 24, 2004.

10.1 UQM Technologies, Inc. Employee Stock Purchase Plan. Reference is made to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-34612), which is incorporated herein by reference.

10.2 UQM Technologies, Inc. Stock Option Plan for Non-Employee Directors. Reference is made to Exhibit 10.39 of the Company's Annual Report on Form 10-K (No. 0-9146) for the year ended October 31, 1993 which is incorporated herein by reference.

10.3 Assignment Agreement with Alcan International Limited. Reference is made to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1994 (No. 0-9146) which is incorporated herein by reference.

10.4 Supply Agreement between the Company and Invacare Corporation dated April 1, 1999. Portions have been omitted pursuant to a request for confidential treatment. Reference is made to Exhibit 10.19 in the Company’s Annual Report of Form 10-K /A for the Fiscal Year ended March 31, 2001 (No. 1-10869) filed on February 15, 2002 which is incorporated herein by reference.

10.5 License Agreement between the Company and Invacare Corporation July 23, 1997 have been omitted pursuant to a request for confidential treatment. Reference is made to Exhibit 10.20 in the Company's Annual Report on Form 10-K/A for the Fiscal Year ended March 31, 2001 (No. 1-10869) filed on February 15, 2002 which is incorporated herein by reference.

10.6 UQM Technologies, Inc. 2002 Equity Incentive Plan. Reference is made to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (No.1-10869) filed on June 26, 2002 which is incorporated herein by reference.

10.7 Incentive Stock Option Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.9 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.8 Incentive Stock Option Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.9 Non-qualified Stock Option Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.10 Non-qualified Stock Option Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.11 Employment Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended December 31, 2003 (No. 1-10869) filed on January 28, 2004 which is incorporated herein by reference.

10.12 Employment Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended December 31, 2003 (No. 1-10869) filed on January 28, 2004 which is incorporated herein by reference.

10.13 Incentive Stock Option Agreement between the Company and William G. Rankin dated March 2, 2004. Reference is made to Exhibit 10.13 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.14 Incentive Stock Option Agreement between the Company and Donald A. French dated March 2, 2004. Reference is made to Exhibit 10.14 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.15 Incentive Stock Option Agreement between the Company and Ronald M. Burton dated March 24, 2004. Reference is made to Exhibit 10.15 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.16 Non-qualified Stock Option Agreement between the Company and William G. Rankin dated March 2, 2004. Reference is made to Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.17 Non-qualified Stock Option Agreement between the Company and Donald A. French dated March 2, 2004. Reference is made to Exhibit 10.17 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.18 Non-qualified Stock Option Agreement between the Company and Ronald M. Burton dated March 24, 2004. Reference is made to Exhibit 10.18 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.19  Purchase Agreement between UQM Electronics, Inc. and CD&M Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.19 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.20  Sublease Agreement Between CD&M Electronics, Inc. and UQM Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.20 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.21  Consent to Sublease between Elm Point Investment Company, L.L.C., UQM Electronics, Inc., and CD&M Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.21 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.22  Share Purchase Agreement between UQM Technologies, Inc. and Chi-Cheng Lee dated February 13, 2004. Reference is made to Exhibit 10.22 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference. 13.1  Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. Reference is made to the Company’s Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2004 (No. 1-10869) filed on July 28, 2004 which is incorporated herein by reference.

23.1  Consent of KPMG LLP.  Filed with Amendment No. 2 to the Registration Statement on September 27, 2004.

23.2  Consent of Holme Roberts & Owen LLP. Contained in Exhibit 5.1 to this Registration Statement.

24.1  Power of Attorney. Contained on the signature page of the original Registration Statement filed on August 24, 2004.

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Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. (b) The registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, Colorado on the 5th day of November, 2004.

UQM TECHNOLOGIES, INC.

By /s/ Donald A. French
Donald A. French
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ * William G. Rankin	Chairman of the Board of Directors and President (Principal Executive Officer)	November 5, 2004
/s/Donald A. French Donald A. French	Treasurer and Secretary (Principal Financial and Accounting Officer)	November 5, 2004
Ernest H. Drew	Director	_________, 2004
/s/ * Stephen J. Roy	Director	November 5, 2004
/s/ * Donald W. Vanlandingham	Director	November 5, 2004
/s/ * Jerome H. Granrud	Director	November 5, 2004

* By  /s/ Donald A. French
          Donald A. French, Attorney in Fact